PANTHER BIOTECHNOLOGY, INC.
1517 San Jacinto Street
Houston, Texas 77002

January 27, 2017

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:	Panther Biotechnology, Inc. Form 8-K Filed November 15, 2016 File No. 000-55074

Dear Ms. Long:

Panther Biotechnology, Inc. (the “Company” or “Panther”) has the following responses to your letter dated December 12, 2016, regarding the Company’s Form 8-K filed November 15, 2016 (the “Form 8-K”).

In connection with these responses the Company is filing Amendment No. 1 to the Form 8-K concurrently herewith (the “Amended Form 8-K”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

General

1.       We note Brown’s fiscal year end is October 31. Please disclose in Item 5.03 any intended change in fiscal year from the May 31 year end used by Panther prior to the acquisition.

Response:

We intend to change our fiscal year from May 31st to October 31st. We have disclosed this in a new Item 5.03 to the Amended Form 8-K, which reads as follows:

Item 5.03 Amendments to Articles of Incorporation or Bylaws; change of Fiscal Year.

On November 8, 2016, the Board of Directors approved a change in the Company’s fiscal year end from May 31st to October 31st, the fiscal year end of Brown. By selecting the year end of the accounting acquiror, Brown, the Company will be using the year end of Brown and will be filing a Form 10-K for the year ending October 31, 2016.

2.       We note your Form 8-K filed on November 23, 2016, wherein you state you are revising Section 5.06 of the present Form 8-K to disclose that you were not a shell company prior to entering the share exchange agreement. We continue to believe, however, that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. We note that the evidence you cite as support that you were not a shell company relates to your self-selected identification as a non-shell company prior to consummation of the merger, to filing a request for a meeting with the Food and Drug Administration and to your obligations under an earn-out agreement relating to benchmarks that you have not achieved. However, because, prior to the present business combination, you had no discernable operations, nominal assets, no revenue from operations, insufficient capital to fund your business for the next 12 months, and your new proposed line of business contemplates operating in an entirely new industry, we believe that you were a shell company prior to the share exchange. Accordingly, please revise your Form 8-K filed on November 23, 2016 to disclose that you were a shell company. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

U.S. Securities and Exchange Commission

January 23, 2017

Response:

The Company respectfully submits that it was not a shell company within the meaning of Rule 405 prior to the exchange; instead, the Company was operating as a “start-up” company which the Securities and Exchange Commission (“Commission” and the “SEC”) explicitly differentiates in Footnote 172 to SEC Release No. 33-8869.

Pursuant to Rule 405, a “shell company” is defined as a registrant that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Operations Test

In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the Commission states:

“We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.”

Accordingly, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

Prior to the exchange, the Company was a “start-up” business which had the goal of identifying, licensing, and acquiring undervalued molecules that were designed to heal without causing harm and are either optimized derivatives of existing products, repurposed approved products, products that did not meet clinical endpoints and also new classes of drugs. The Company began those biotechnology operations in May 2014. Although the Company never generated any biotechnology revenues, the Company’s operations were not “nominal” for purposes of the Rule 405 analysis. Instead, the Company undertook “start-up” operations (developing and working to license products and technologies) in connection with its biotechnology business operations and on July 8, 2016, the Company entered into an agreement with IND Directions, LLC to develop an Investigational New Drug application (IND) for TRF-DOX in use as a treatment for ovarian cancer and to prepare for a pre-IND meeting with the FDA related to TRF-DOX. The IND was submitted on October 5, 2016 at which time the Company requested a pre-IND meeting.

U.S. Securities and Exchange Commission

January 23, 2017

On April 1, 2015, Panther announced the execution of an exclusive license agreement with Northwestern University in which Panther had previously purchased an option in 2014. Under the terms of the agreement, Panther has licensed from Northwestern University, the rights to develop and commercialize new technologies to enhance efficacy and decrease toxic side effects of a novel category of anti-cancer drugs. The licensed compounds, called Numonafides, are optimized derivatives of Amonafide, and are engineered to avoid acetylation and eliminate a toxic metabolite. Numonafides have demonstrated broad in vitro activity in blood, cervical, colon, gastric, liver, lung and skin cancers. Laboratory results suggest that the lead compound has a broad spectrum of anti-tumor activities with minimal toxicity and minimal chances of developing drug resistance. In addition, mouse models have demonstrated increased tumor response by Numonafide, as well as a greater reduction in toxicities compared to Amonafide. The license is based on the issued U.S. patents 8,420,665 and 8,829,025 filed under “Anti-Cancer Compounds.” The initial target indication is treatment of refractory acute myelogenous leukemia (AML) and may include other cancers such as triple negative breast cancer, which have historically relied upon cancer therapies that produce severe side effects, as well as hepatocellular carcinoma, for which, there are no effective and minimally toxic systemic chemotherapeutics.

In addition, on April 17, 2015, Panther announced the entry into an exclusive license agreement with the University of Rochester for a new drug candidate that selectively kills leukemic stem cells. Under the terms of the agreement, Panther has licensed from the University of Rochester, the rights to develop and commercialize a first in class new chemical entity with demonstrated powerful anti-leukemia activity. The licensed compound, called TDZD-8, is a small molecule engineered to kill leukemic stem cells. TDZD-8 has demonstrated broad and selective in vitro activity against many different types of leukemia. In addition, TDZD-8 has no significant toxicity in normal hematopoietic stem cells. The license is based on the pending U.S. patent 12/374,002, pending EU patent 07810619.2, issued Australian patent 2007275686, and issued New Zealand patent 574619, all filed under “Thiadiazolidinone Derivatives.” Studies of TDZD-8 were performed to determine the effects on different types of leukemia cells taken from patients (AML, bcCML, CLL and ALL), and on normal blood cells as well. All forms of leukemia cells were strongly inhibited and induced to die by TDZD-8, however, there was minimal effect on normal blood cells. Further, TDZD-8 was submitted for screening against the NCI60 panel and found to be selectively cytotoxic to leukemia cells and cells from related diseases. The compound does not greatly impact tumors derived from non-blood tissues. TDZD-8 is a kinase inhibitor and induces oxidative stress, causing its striking ability to induce the leukemia cells to die after less than 2 hours of exposure to the drug.

As the Commission points out in the Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis.

Asset Test

While it is true that the Company’s assets are relatively small, such assets consist of more than cash or cash equivalents, which is strong evidence that the Company maintains an operating business. The Company’s balance sheet at August 31, 2016 shows $243,175 of intangible assets, net, related to patents. Classic shell companies (including those searching for an operating business to acquire) typically only have cash on their balance sheet. Moreover, and while not formally a part of the shell company test, the Company’s August 31, 2016 balance sheet evidences liabilities that are customarily associated with an operating business, including accounts payable and borrowings.

As such, the Company respectfully submits to the Staff that the Company was a classic start-up enterprise prior to the exchange, not unlike many other businesses seeking to establish and thereafter grow its operations and was therefore not a shell company prior to the exchange.

U.S. Securities and Exchange Commission

January 23, 2017

Notwithstanding the Company’s change in business focus in connection with the exchange, the Company still plans to develop Transferrin Doxorubicin at such time as it can find a partner to partner with and even though there has been a change in the Company’s prior business plan, there has been no change in the Company’s majority directors, and as such, the change in business plan should not constitute a red flag or be definitive quantitative evidence that the Company is or was a “shell company” prior to the exchange.

Footnote 172 also provides that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having ‘no or nominal operations.’” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its start-up phase and was therefore too broad.

Pursuant to the above, we respectfully submit that the Company should not be deemed to have been a “shell company” prior to the exchange, but should instead be deemed to be a “start-up company” that has actual operations.

Item 3.02 Unregistered Sales of Equity Securities., page 3

3.       Here and in “Recent Sales of Unregistered Securities” beginning on page 28, please provide the date(s) when you sold 500,000 shares of common stock to two investors.

Response:

We have modified the sentence which originally read as follows:

In October 2016, the Company sold 500,000 shares of its restricted common stock to an investor for gross proceeds of $75,000.

To read as follows:

On October 17, 2016, we sold 333,333 shares of restricted common stock for gross proceeds of $50,000 and on October 31, 2016, we sold 166,666 shares of restricted common stock for gross proceeds of $25,000.

4.       Here and in “Recent Sales of Unregistered Securities” beginning on page 28 you state that you “agreed” to issue shares of restricted stock to various parties on November 7, 2016. Please clarify whether you have issued the shares of restricted stock or whether you intend to do so in the future.

Response:

We have added the sentence “These shares were issued on November 30, 2016.” to each paragraph describing shares that you referenced.

Form 10 Disclosure

Item 1. Business, page 5

5.       You identify in “Plan of Operations” on page 20 that one of your two divisions will develop Transferrin Doxorubicin and that you are seeking a financial partner to do so. Article 4.6 of the Share Exchange Agreement filed as exhibit 2.1 contemplates an earn-out provision upon the achievement of milestones involving development of pharmaceutical products. Risk Factors in your Form 10-K for FYE 2016 filed on September 13, 2016, which you incorporate by reference, includes risks specific to the biotechnology industry. Please enhance your Business section to expand upon the biotechnology aspect of your intended operations, including a link to Panther Biotechnology Inc.’s website.

U.S. Securities and Exchange Commission

January 23, 2017

Response:

We have updated the description of our development efforts for Transferrin Doxorubicin under the sub heading “Prior Business Combination Operations” to read as follows:

The Company continues to own the Transferrin Doxorubicin (TRF_DOX), which is a combination of transferrin glycoproteins with Doxorubicin for targeted delivery to tumors with the reduction of serious side effects, and re-evaluating both Numonafide, which is a derivative of the widely studied anticancer drug Amonafide optimized to eliminate toxic metabolites and reduce side effects, and TDZD-8, a kinase inhibitor targeting cancer stem cells. We are not planning on allocating additional cash funding for this project. Instead, management is actively seeking a financial partner to continue the development of Transferrin Doxorubicin. In the event that such a financial partner is found and results in a future revenue stream, the Company has agreed to issue

(i) 6,000,000 shares of common stock of the Company, in the event that Transferrin Doxorubicin meets the primary endpoint for Phase 2 clinical trials;

(ii) 8,000,000 shares of common stock of the Company, in the event that Transferrin Doxorubicin meets the primary endpoint for Phase 3 clinical trials; and

(iii) 10,000,000 shares of common stock of the Company, in the event that Transferrin Doxorubicin receives FDA Approval/clearance to market.

Additional information may be found at our website, www.pantherbiotechnology.com, which includes information we do not desire to incorporate by reference herein, and in Part I, Item 1, “Business”, of the Company’s Annual Report on Form 10-K for the year ended May 31, 2016, filed on September 13, 2016, which is incorporated herein by this reference.

6.       Please disclose that auditors issued a going concern opinion for both Panther Biotechnology Inc. and Brown Technical Media Corp. immediately prior to consummation of the merger.

Response:

We have added the following risk factor:

We have received a going concern opinion from our auditors and we are currently operating at a loss, which raises substantial doubt about our ability to continue as a going concern.

The auditors of Panther Biotechnology, Inc. and Brown Technical Media Corp. have issued a going concern opinion for both Panther Biotechnology, Inc. and Brown Technical Media Corp. Although we are currently conducting operations, the Company has not generated net profit since inception. This raises substantial doubt about our ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.

7.       In “Our intellectual property and proprietary rights….” on page 8, you disclose that you rely on copyright, trademark and other intellectual property laws to protect your proprietary rights. Please enhance your discussion here to disclose patents, trademarks and other intellectual property on which your business relies. See Item 101(h)(4)(vii) of Regulation S-K.

U.S. Securities and Exchange Commission

January 23, 2017

Response:

We have modified the language of this risk factor to read as follows:

Our success depends, in part, on our proprietary content. The product offerings of Brown are largely comprised of intellectual property content owned by third parties that is delivered through a variety of media, including textbooks, digital learning solutions and the Internet. We also currently distribute a small number of products comprised of content that we own. We and the third party content owners rely on copyright and other intellectual property laws to establish and protect the proprietary rights in these products. However, these proprietary rights may be challenged, invalidated or circumvented. We also own the United States patent rights for TRF-DOX. This is the only patent that we own. We currently have two licensed patents, one owned patent and copyright license agreements (“Copyright Agreements”) with six authors. These Copyright Agreements utilize a standard form, included as an Exhibit to this filing. These agreements grant the Company an exclusive license to the marketing and sale of the content, specify royalty rates and are in effect for the term of the underlying copyright. Our intellectual property rights in the United States, the primary jurisdiction in which we conduct business, are well-established. However, we also conduct business in other countries, such as China and India, where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our current performance and future growth. Moreover, despite copyright and trademark protection, third parties may be able to copy, infringe, illegally distribute, import or resell or otherwise profit from our proprietary rights without our authorization. These unauthorized activities may be more easily facilitated by the Internet. In addition, the lack of Internet-specific legislation relating to intellectual property protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our content or technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting such actions,
•	policing unauthorized use of our intellectual property can be difficult, expensive and time-consuming (which may divert our managements time from implementing our business strategy), and we may be unable to determine the extent of any unauthorized use, and
•	the laws of other countries in which we may market our products may offer little or no effective protection for our proprietary technologies.

We may also be required to initiate expensive and time-consuming litigation to defend our intellectual property or to maintain our intellectual property. If we are not able to adequately protect our intellectual property rights and proprietary rights, our competitive position may be harmed and our business, financial condition and results of operations could be materially adversely affected.

8.       Please clarify the extent to which Brown Technical Media Corporation provides original print and electronic training materials and the extent to which, from whom and by what arrangements you source and redistribute training materials from alternate content providers. We note your disclosure of content agreements on page 6 and risk factor “We may not be willing or able to maintain the availability of information….” on page 9.

U.S. Securities and Exchange Commission

January 23, 2017

Response:

We have modified the risk factor, “We may not be willing or able to maintain the availability of information….” on page 9, to read as follows:

We may not be willing or able to maintain the availability of information obtained through licensing arrangements or the terms of our licensing arrangements may change, which may reduce our profit margins or our market share.

In February 11, 2016, we incorporated a new subsidiary, Brown Technical Publications, Inc. (BTP) with the intent of publishing original content obtained through licensing agreements. On March 28, 2016, we executed our first publishing agreement. In April 2016, we began selling the first product developed by BTP and in July 2016, we began shipping books published under the March 28, 2016 licensing agreement. We generated $0 and $735 of revenue from the sales of these products during the year ended October 31, 2015 and the nine months ended July 31, 2016, respectively. We currently have copyright license agreements (“Copyright Agreements”) with six authors. These Copyright Agreements utilize a standard form, attached as an Exhibit to this filing. These agreements grant the Company an exclusive license to the marketing and sale of the content, specify royalty rates and are in effect for the term of the underlying copyright. The remainder of our revenue is derived from the sale of third party and alternate content providers. Our largest supplier for this content is IHS Markit. The terms of our agreement with IHS Markit are included as Exhibits to this filing. Some content providers may seek to increase licensing fees for providing their proprietary content to us. In such case, our profit margins may be reduced if we are unable to pass along such price increases to our customers. We may also find it unprofitable to continue offering these products and may decide to stop offering them for sale. If we are unable to renegotiate acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, the quality of our content may decline and as a result we may experience a reduction in our market share, and our business, financial condition and results of operations may be materially adversely affected.

9.       Please clarify the extent to which you are pursuing the business operations of a biotech company and those of a provider of technical codes and standards, and training materials.

Response:

We have added the following text to the last paragraph of the Company Overview section of Item 1 of the Form 10 Disclosure:

As a result of this transaction, the Company will be pursuing the business operations of Brown and will seek to find a financial partner to continue the development of the assets of Panther. The Company is seeking to raise capital to expand the operations of Brown and is pursuing acquisitions of complementary companies that can add content to our eLearning operations. While we plan to continue our business as a provider of technical codes and standards, and training materials, we are focusing future expansion on our eLearning operations. Accordingly, we are adding online training content to our offerings and licensing and acquiring training content. We do not plan to allocate any capital to our biotech assets at this time. Management time will only be devoted to efforts to identify a financial partner and to negotiate the terms of an agreement with a financial partner, if one if found, whereby such financial partner will continue to develop the biotech assets.

Our financial results are subject to quarterly fluctuations, which may result in volatility or declines in our stock price. page 12

U.S. Securities and Exchange Commission

January 23, 2017

10.       Please remove the reference to your “Sandy Training & Marketing segment.”

Response:

We have changed the effected bullet point to read as follows:

“the volume of publications we ship each quarter, because revenue and cost of publications contracts are recognized in the quarter during which the publications ship;”

We have limited operating history…, page 15

11.       Given Brown’s operating history, it is unclear why you state that you have a limited operating history with your current business plan. Please advise.

Response:

We have changed this sub heading and the corresponding description to read as follows:

We are expanding into new markets in which we have a limited operating history and expect to continue to incur losses for an indeterminable period of time.

We have a limited operating history with our current business plan. While Brown has been in business since 1946, we only began operating as an internet based company in 2014. We are currently expanding into the online training market. Companies that are expanding into new markets and changing the primary means of generating revenue face substantial business risks and may suffer significant losses. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. The Company must develop successful new business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct our new business activities. We may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary to conduct our business as planned. As a result of industry factors or factors relating specifically to us, we may have to change our methods of conducting business, which may cause a material adverse effect on our results of operations and financial condition. As a result, we may not be able to achieve or sustain profitability or positive cash flows provided by our operating activities in the future.

Cash Flows, page 19

12.       We note the investment in an urgent care center. Please clarify the nature of this investment and the impact this investment has on your revenues.

Response:

We have added the following to the Cash Flows section:

The investment in the urgent care center is a passive investment. The urgent care center is managed by the CEO and CFO of the Company, who collectively own 6% of the equity of the urgent care center. The Company owns 5% of the equity in the urgent care center, and accordingly, does not consolidate the results of the urgent care center. The Company recognizes its share of net profit and losses from this investment, which are not expected to have a material impact on the Company’s results of operations.

U.S. Securities and Exchange Commission

January 23, 2017

Legal Proceedings, page 27

13.       We note that you are a party to one legal proceeding. As applicable, please disclose the information required by Item 103 of Regulation S-K.

Response:

As the cost of the proceeding is covered by our general liability coverage; the Company is currently in settlement negotiations with the former employee; and the Company estimates that the maximum settlement will not exceed $10,000 (which amount will be paid by the Company’s insurance carrier), the Company does not believe the proceeding is material and because the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the Company, disclosure of the proceeding has been removed from the Amended Form 8-K.

Exhibits

14.       Please file as exhibits all contracts representing your financing agreement as disclosed in “There are risks associated with our indebtedness.” on page 11 and all other instruments required by Item 601(b)(4) of Regulation S-K.

We have added the following Exhibits to the Amended Form 8-K:

10.10	Form of Acquisition Note, dated January 31, 2014 and October 31, 2016
10.14	Loan agreement with Delta S Ventures, LLP dated March 16, 2015
10.15	Loan agreement with Business Financial Services, Inc., DBA BFS Capital, dated November 12, 2015
10.16	Loan agreement with Business Financial Services, Inc., DBA BFS Capital, dated June 14, 2016
10.17	Loan agreement with American Express Bank, FSB, dated July 14, 2014
10.18	Loan agreement with Celtic Bank, dated May 14, 2015
10.19	Loan agreement with Amazon Capital Services, Inc., dated September 17, 2015

15.       Please file as exhibits all contracts representing the securities purchase agreements, convertible promissory notes and any other outstanding notes as identified in “Recent Sales of Unregistered Securities” beginning on page 28 or a form of securities purchase agreement and a form of convertible promissory note. See Item 601(b)(10) of Regulation S-K. We note that you filed as exhibit 10.2 a form of convertible promissory note for Brown Technical Media Corporation.

Response:

Exhibit 10.1 was used for all unregistered sales of common stock in September, October and November 2016. Exhibit 10.2 was used for the convertible promissory notes sold in August and October 2016.

We have added the following exhibits and included them on the list of Exhibits:

Exhibit 10.11       Form of subscription agreement used for May, June and July 2016 sales of common stock.

16.       Please file as exhibits contracts representing all licensing and master servicing agreements between your company and third-parties upon which your business is substantially dependent, such as your asset purchase agreement with Faulk Pharmaceuticals filed as exhibits 10.3 to your annual report on Form 10-K filed September 13, 2016 and your content agreements identified on page 6. See Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission

January 23, 2017

We have added the following exhibits and included them on the list of Exhibits, and attached them as Exhibits to the Amended Form 8-K:

10.20	Form of Copyright License Agreement
10.21	Reseller agreement with IHS Markit dated July 2, 2014
10.22	Amendment No. 1 to IHS Reseller Agreement, dated March 1, 2015

17.       Please file as an exhibit any contract representing your agreement to assume the Brown employment agreements. See Item 601(b)(10) of Regulation S-K. If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit. For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

None of the employment agreements of Brown were specifically assumed by the parent company, Panther Biotechnology, Inc., and all remain at the Brown level. All of the agreements have been disclosed and filed as Exhibits. The Amended Form 8-K has been updated to clarify this as well.

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Information

18.       Please revise to provide a pro forma income statement for the latest fiscal year and interim period. Refer to Item 8-05 of Regulation S-X.

19.       We note that you include in the pro forma balance sheet a $1.5 million adjustment related to the estimated fair market value of the assets owned by Panther prior to the reverse merger. We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments have to be factually supportable. Please provide us with a detailed explanation as to how your estimate of fair value was determined and how you concluded this adjustment is factually supportable.

Response:

We have completed an independent third party valuation of these assets in conjunction with the audit of the Company as of October 31, 2016, which places a value of $456,000 on these assets and has updated the pro forma information accordingly.

Yours very truly,

/s/ Steven M. Plumb
Steven M. Plumb
Chief Financial Officer